SI

19011141

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67647

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2018 AND ENDING 09/30/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Infinity Securities, Inc. DBA Infinity Financial Services

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

212 9TH STREET, SUITE 202
(No. and Street)

OAKLAND	CA	94607
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ALVAREZ & ASSOCIATES, INC
(Name – *if individual, state last, first, middle name*)

9221 CORBIN AVENUE, STE 165	NORTHRIDGE	CA	91324
(Address)	(City)	(State)	(Zip Code)

Securities and Exchange Commission
Trading and Markets

NOV 26 2019

RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory Gilbert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinity Securities, Inc. DBA Infinity Financial Services, as of September 30, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Compliance Officer

Title

SEE ATTACHED FOR NOTARY CERTIFICATE

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Alameda)

On the 21st of November 2019 before me, Kendra M. Canfield, Notary Public
(insert name and title of the officer)

personally appeared Gregory Gilbert,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature (Seal)

KENDRA M. CANFIELD
COMM. # 2223714
NOTARY PUBLIC-CALIFORNIA
ALAMEDA COUNTY
My Commission Expires
NOVEMBER 30, 2021
JAS1 JAS1

Infinity Securities, Inc.

Audit of Financial Statements
and Supplementary Information

September 30, 2019

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Infinity Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Infinity Securities, Inc. (the "Company") as of September 30, 2019, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
November 21, 2019

Infinity Securities, Inc.
Statement of Financial Condition
September 30, 2019

Assets		
Cash	$	215,436
Receivable from clearing broker		121,662
Accounts Receivable		41,616
Deposit with clearing broker		25,122
Property and equipment, net		22,312
Prepaid expense and other assets		50,481
Due from shareholder		5,637
Total assets	$	482,266
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	27,818
Commission payable		126,142
Total liabilities		153,960
Commitments and Contingencies		
Stockholders' equity		
Common stock, $1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		165,000
Retained earnings		162,306
Total stockholders' equity		328,306
Total liabilities and stockholders' equity	$	482,266

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Income
For the Year Ended September 30, 2019

Revenues		
Advisory fees	$	604,560
Commissions		4,390,899
Fee income		254,591
Interest and other income		131,821
Total revenues		5,381,871
Expenses		
Employee compensation and benefits		298,001
Commission expenses		3,781,902
Professional fees		474,235
Occupancy and equipment rental		126,784
Other operating expenses		560,860
Total expenses		5,241,782
Net income	$	140,089

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2019

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at September 30, 2018	$ 1,000	$ 85,000	$ 22,217	$ 108,217
Contributions		80,000		80,000
Net income	-	-	140,089	140,089
Balance at September 30, 2019	$ 1,000	$ 165,000	$ 162,306	$ 328,306

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Statement of Cash Flows
For the Year Ended September 30, 2019

Cash flow from operating activities:		
Net income		$ 140,089
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 11,934	
(Increase) decrease in:		
Receivable from clearing brokers	(48,533)	
Account receivable, net	44,890	
Prepaid expense and other assets	(45,315)	
Due from shareholder	(5,637)	
(Decreases) increase in:		
Accounts payable and accrued expenses	(40,115)	
Commission payable	(183,399)	
Total adjustments		(266,175)
Net cash used in operating activities		(126,086)
Cash flow from investing activities:		
Cash flow from financing activities:		
Capital contributions	80,000	
Net cash provided by financing activities		80,000
NET DECREASE IN CASH		(46,086)
CASH AT SEPTEMBER 30, 2018		261,522
CASH AT SEPTEMBER 30, 2019		$ 215,436
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during year for income taxes		$ -
Cash paid during the year for interest		$ -

The accompanying notes are an integral part of these financial statements.

Infinity Securities, Inc.
Notes to Financial Statements
September 30, 2019

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Infinity Securities, Inc. DBA Infinity Financial Services (the "Company") was incorporated in the State of California on January 9, 2007. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer, that provides several classes of services, including engaging in investment advisory and general securities brokerage activities on behalf of its clients. Fee revenues are management fees, reimbursements from reps, commissions and other.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i) and (k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable and amounts due from clearing broker represent commissions earned on security transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Effective October 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

The Company earns commissions on client transactions in equity securities, mutual funds, life insurance, debt securities, and variable annuities. Commissions revenue and related clearing expenses are recorded on a trade-date basis. The Company also earns ongoing trailing commissions, and is responsible for minor ongoing client relations services, which are recorded in those periods as the services are performed.

Advisory fees are received based on a predetermined percentage of the total assets in customer accounts, but are recognized as earned on a pro rata basis upon completion of the Company's performance obligations. Advisory fees also includes consulting fees for the creation of investment programs for advisory clients. These revenues are recognized when earned.

Fee income includes revenues from private placements. The Company earns commissions from placements of private equity firms and real estate trusts. The Company records placement revenues under the terms of each assignment or engagement contract, which is typically at the successful completion of the private placement.

Interest income is recognized over time on a basis that takes into account the effective yield on the cash and financial instruments held at financial institutions.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment are stated at cost, net of accumulated depreciation. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Depreciation is computed by the straight-line method over the estimated useful lives of the assets.

With the consent of its stockholders, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholders are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated.

Note 2: DEPOSIT WITH CLEARING BROKER

The Company has a brokerage agreement with its clearing broker to carry its account and the accounts of its clients as customers of the clearing broker. The clearing broker has custody of the Company's cash balances which serve as collateral for any amounts due to the clearing broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at September 30, 2019 was $25,122.

Note 3: RECEIVABLE FROM CLEARING BROKER

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. As of September 30, 2019, the receivable from clearing broker of $121,662 are pursuant to the clearing agreement.

Note 4: INCOME TAXES

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. In accordance with the authoritative guidance for uncertainty in income taxes included within the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 740, Income Taxes, the Company reviews and evaluates the tax positions in its major jurisdictions and determines whether or not there are uncertain tax positions that require financial statement recognition. Based on this review, the Company has determined that no reserves for uncertain tax positions were required. The Company is additionally not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change materially in the next twelve months. The Company is no longer subject to examinations by major tax jurisdictions for years before 2015.

Note 5: PROPERTY AND EQUIPMENT

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as

			Useful Life
Computer equipment	$	50,418	5
Computer software		887	3
Leasehold improvements		13,411	MACRS
		64,716	
Less: Accumulated depreciation		(42,404)	
Property and equipment, net	$	22,312	

Depreciation expense for the year ended September 30, 2019 was $11,934.

Note 6: PROFIT SHARING PLAN

The Company's profit sharing plan covers all eligible employees of the Company. The plan was effective on February 24, 2014. All contributions to the plan are made at the discretion of the Company's management. Total contributions made for the year ended September 30, 2019 were $0.

Note 7: COMMITMENTS AND CONTINGENCIES

The Company has entered into a non-cancelable operating lease agreement for its office with original lease expiring on December 31, 2021.

The following is a schedule, by years, of the future minimum lease payments required under this noncancelable operating lease as of September 30, 2019:

Year-ending		Amount
September 30, 2020		70,188
September 30, 2021		72,996
Thereafter		18,426
	$	161,610

For the year ended September 30, 2019, the Company recorded $102,480 in occupancy expense.

Note 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

The Company maintains bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 9: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

Note 10: RELATED PARTY TRANSACTIONS

During the year ended September 30, 2019, the Company incurred personal expenses on behalf of its majority shareholder. The Company is responsible for tracking the personal expenses and collecting them from the majority shareholder. The majority shareholder is obligated to reimburse the Company for the personal expenses that were tracked during the year. As of September 30, 2019, $5,637 is due from the majority shareholder for such costs.

Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. See Note 1.

In February 2016, the FASB issued ASC Topic 842, Leases, which supersedes the existing guidance for lease accounting. ASC Topic 842 requires lessees to recognize leases with terms longer than 12 months on their statements of financial condition. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASC Topic 842 is effective for the Company as of its year ending September 30, 2020. The Company is evaluating the impact that ASC Topic 842 will have on its financial statements.

Note 12. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on September 30, 2019, the Company had net capital of $237,391 which was $227,127 in excess of its required net capital of $10,264; and the Company's ratio of aggregate indebtedness to net capital was 6.5 to 1.

Infinity Securities, Inc.
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of September 30, 2019

Computation of net capital				
Common stock	$	1,000		
Additional paid in capital		165,000		
Retained earnings		162,306		
Total stockholders' equity			$	328,306
Add: Other allowable credits				
Commission on non-allowable receivables				29,131
Less: Non-allowable assets				
Receivables - non-allowable	$	(41,616)		
Prepaid expenses		(56,118)		
Property and equipment, net and other assets		(22,311)		
Total non-allowable assets				(120,045)
Net Capital			$	237,392
Computation of net capital requirements				
Minimum net capital requirement				
6 2/3 percent of net aggregate indebtness	$	10,264		
Minimum dollar net capital required	$	5,000		
Net capital required (greater of above)				10,264
Excess net capital				227,128
Aggregate indebtedness				153,960
Ratio of aggregate indebtedness to net capital				6.49:1
Percentage of aggregate indebtedness to net capital				64.85%

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited amended Form X-17A-5 Part IIA report dated September 30, 2019.

See report of Independent Registered Public Accounting Firm.

Infinity Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2019

The Company is exempt from the provision of SEC Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

Infinity Securities, Inc.
Schedule III - Information Relating to Possession or Control Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
September 30, 2019

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraphs (k)(2)(i) and (k)(2)(ii) of the rule.

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of Infinity Securities, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Infinity Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Infinity Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Infinity Securities, Inc. stated that Infinity Securities, Inc. met the identified exemption provisions throughout the year ended September 30, 2019 without exception. Infinity Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Infinity Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 21, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

Infinity Financial Services
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Infinity Financial Services (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R § 240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R § 240. 17a-5(d) (1) and (4). To the best of its knowledge and belief for the year ended September 30, 2019, the Company states the following:

- The Company claimed an exemption from 17 C.F.R § 240.15c3-3 under the following provisions of 17 C.F.R § 240.15c3-3(k): [(2)(i)] & [(2)(ii)]
- The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended September 30, 2019 without exception.

I, Gregory Gilbert, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

Name: Gregory Gilbert
Title: President

Infinity Securities, Inc.

Schedule of SIPC Assessment and Payments

For the Period October 1, 2018 to September 30, 2019

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Directors and Equity Owners of Infinity Securities, Inc.:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Infinity Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Infinity Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended September 30, 2019. Infinity Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Amended Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended September 30, 2019 with the Total Revenue amount reported in Amended Form SIPC-7 for the year ended September 30, 2019, noting no differences;

3) Compared any adjustments reported in Amended Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Amended Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Amended Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Infinity Securities, Inc.'s compliance with the applicable instructions of the Amended Form SIPC-7 for the year ended September 30, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Infinity Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
November 21, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

SIPC-7 (35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (35-REV 6/17)

For the fiscal year ended September 30, 2019

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Infinity Financial Services
212 9th Street, Suite 202
Oakland, CA 94607
8-67647

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Jay Gettenberg (212) 668-8700

2. A. General Assessment (item 2e from page 2) $7,890

B. Less payment made with SIPC-6 filed (exclude interest) (7,827)
May 7, 2019, October 17, 2019
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 63

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ____

F. Total assessment balance and interest due (or overpayment carried forward) $ 63

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $ 63

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Infinity Financial Services
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 19th day of November, 20 19.

Accountant
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2019 and ending September 30, 2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$5,381,871
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	120,525
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ____ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $1,498	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	1,498
Total deductions	122,023
2d. SIPC Net Operating Revenues	$5,259,848
2e. General Assessment @ .0015 Rate effective 1/1/2017	$7,890

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